SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financials for the quarter ended September 30, 2008.

2	Management's Discussion and Analysis for the quarter ended September 30, 2008.

3	Canadian Form 52-109F1- Certification for the period ended September 30, 2008 by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification for the period ended September 30, 2008 by the Chief Financial Officer

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Consolidated Financial Statements

September 30, 2008

(Unaudited)

Crystallex International Corporation
Consolidated Balance Sheets - Unaudited
(In thousands of United States dollars except for share and per share amounts)

	September 30	December 31
	2008	2007
		(Audited)
Assets

Current
Cash and cash equivalents (Note 8)	$44,578	$16,065
Accounts receivable	313	182
Prepaid expenses and other	558	604
Current assets of discontinued operations (Note 4)	2,865	4,505

	48,314	21,356

Property, plant and equipment (Note 5)	331,672	317,179
Other	1,434	705

	$381,420	$339,240

Liabilities

Current
Accounts payable and accrued liabilities	$4,617	$9,853
Current liabilities of discontinued operations (Note 4)	3,921	1,582

	8,538	11,435

Notes payable (Note 6)	85,857	83,291
Asset retirement obligations of discontinued operations (Note 4)	1,836	1,864
Future income taxes	20,549	14,243

	116,780	110,833

Shareholders’ equity

Share capital (Note 7)	561,751	503,489
Contributed surplus	33,865	27,124
Accumulated other comprehensive income	11,959	11,959
Deficit	(342,935)	(314,165)

	264,640	228,407

	$381,420	$339,240

Nature of operations and continuation of business – Note 1

Approved on behalf of the Board of Directors

“Robert A. Fung”, Director                                      “Johan van’t Hof", Director

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations - Unaudited
(In thousands of United States dollars except for share and per share amounts)

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007
		Restated		Restated
		(Note 11)		(Note 11)

(Expenses) income
General and administrative	$(3,325)	$(4,379)	$(10,485)	$(16,452)
Interest on debt	(3,233)	(3,141)	(9,597)	(9,466)
Foreign exchange loss (gain)	4,687	2,274	(7,435)	11,986
Amortization of property, plant and equipment	(10)	(21)	(51)	(63)
Gain on sale of equipment	115	-	1,751	-
Interest and other income	153	310	553	934

Loss from continuing operations	(1,613)	(4,957)	(25,264)	(13,061)

Loss from discontinued operations,
net of tax (Note 4)	(5,960)	(1,765)	(3,506)	(8,603)

Net loss and comprehensive loss for the period	(7,573)	(6,722)	(28,770)	(21,664)

Deficit, beginning of period	(335,362)	(298,656)	(314,165)	(283,714)

Deficit, end of period	$(342,935)	$(305,378)	$(342,935)	$(305,378)

Loss per share from continuing operations
– Basic and diluted	$(0.01)	$(0.02)	$(0.09)	$(0.06)

Loss per share
– Basic and diluted	$(0.03)	$(0.03)	$(0.10)	$(0.08)

Weighted average number of shares outstanding
	294,780,848	261,572,007	289,663,280	254,986,901

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows - Unaudited
(In thousands of United States dollars except for share and per share amounts)

		Three months ended September 30		Nine months ended September 30
	2008	2007		2008	2007
	Restated			Restated
	(Note 11)			(Note 11)

Cash flows from (used in) operating activities
Net loss from continuing operations
for the period	$(1,613)	$(4,957)		$(25,264)	$(13,061)
Items not affecting cash:
Amortization	10	21		51	63
Interest accretion on debt	890	791		2,566	2,362
Stock-based compensation	(142)	396		395	2,120
Directors’ fees paid in shares	142	16		254	148
Unrealized loss (gain) on translation of
future income taxes	(6,504)	(2,534)		3,404	(13,366)
Unrealized foreign exchange (gain) loss	747	1,232		(476)	3,473
Gain on sale of equipment	(115)	-		(1,751)	-
Changes in other operating assets and liabilities:
Decrease (increase) in accounts receivable	(17)	1,484		13	(919)
Decrease (increase) in prepaid expenses and other	61	1,621		45	(3,552)
Decrease in accounts payable
and accrued liabilities	(3,804)	(2,534)		(4,810)	(1,367)

	(10,345)	(4,464)		(25,573)	(24,099)

Cash flows used in investing activities
Investment in property, plant and equipment	(4,298)	(5,613)		(17,029)	(21,449)
Proceeds from sale of equipment	137	-		6,039	-

	(4,161)	(5,613)		(10,990)	(21,449)

Cash flows from (used in) financing activities
Issuance of common shares	20	298		64,326	52,787
Debt repayments	-	-	-		(3,463)

	20	298		64,326	49,324

Increase (decrease) in cash and cash equivalents
from continuing operations	(14,486)	(9,779)		27,763	3,776

Increase (decrease) in cash and cash equivalents
from discontinued operations (Note 4)	(1,962)	(3,785)		454	(7,626)
Effects of exchange rate fluctuations on cash	(464)	50		296	411

Cash and cash equivalents, beginning of period	61,490	38,648		16,065	28,573

Cash and cash equivalents, end of period	$44,578	$25,134		$44,578	$25,134

Supplemental disclosures with respect to cash flows (8)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders’ Equity - Unaudited
(In thousands of United States dollars except for share and per share amounts)

	Number of common shares (thousands)	Amount	Number of warrants (thousands)	Contributed surplus	Equity component of exchangeable bank loan	Accumulated other comprehensive income	Deficit		Total

Balance at December 31, 2005	208,036	$336,492	8,998	$32,489	$2,564	$11,959	$(248,030)		$135,474
Shares issued:
Unit offerings	20,924	51,209	17,313	5,972	-	-	-		57,181
Exercise of options	1,642	5,490	-	(1,839)	-	-	-		3,651
Issuance of shares under
equity draw down facility	1,661	4,318	-	-	-	-	-		4,318
Settlement of promissory note	611	1,800	-	-	-	-	-		1,800
Settlement of bank loan	3,766	7,641	-	-	(2,564)	-	-		5,077
Exercise of warrants	8,765	41,090	(8,765)	(17,317)	-	-	-		23,773
Directors’ fees	19	60	-	-	-	-	-		60
Share exchange – El Callao	-	1	-	-	-	-	-		1
Stock-based compensation	-	-	-	2,464	-	-	-		2,464
Warrants issued for professional fees	-	-	500	1,366	-	-	-		1,366
Warrants issued in exchange for early
exercise of warrants	-	-	875	-	-	-	-		-
Warrants expired	-	-	(233)	-	-	-	-		-
Loss for the year	-	-	-	-	-	-	(35,684)		(35,684)

Balance at December 31, 2006	245,424	$448,101	18,688	$23,135	$-	$11,959	$(283,714)		$199,481
Shares issued
Public offering	14,375	50,701	-	-	-	-	-		50,701
Exercise of options	859	1,622	-	(412)	-	-	-		1,210
Settlement of promissory note	461	1,800	-	-	-	-	-		1,800
Exercise of warrants	502	1,117	(502)	(236)	-	-	-		881
Directors’ fees	38	148	-	-	-	-	-		148
Stock-based compensation	-	-	-	4,637	-	-	-		4,637
Loss for the year	-	-	-	-	-	-	(30,451)		(30,451)

Balance at December 31, 2007	261,659	$503,489	18,186	$27,124	$-	$11,959	$(314,165)		$228,407
Shares issued
Public offering	32,890	57,730	16,445	6,414	-	-	-		64,144
Exercise of options	96	278	-	(96)	-	-	-		182
Directors’ fees	173	254	-	-	-	-	-		254
Warrants expired	-	-	(5,936)	-	-	-	-		-
Stock-based compensation	-	-	-	423	-	-	-		423
Loss for the period	-	-	-	-	-	-	(28,770)		(28,770)
Balance at September 30, 2008	294,818	$561,751	28,695	$33,865	$-	$11,959	$(342,935	)(1)	$264,640

 (1)     Includes total comprehensive deficit for the nine months ended September 30, 2008 of $330,976 (2007 - $293,419)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

1.          Nature of operations and continuation of business

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the exploration and development of gold properties in Venezuela.

The Company’s principal asset is the Las Cristinas project, currently under pre-development in Venezuela.  On September 17, 2002, the Company entered into a mining operating contract (the “Mine Operating Contract”) with the Corporación Venezolana de Guayana (the “CVG”), a Venezuelan state-owned enterprise which owns the Las Cristinas concessions.  The CVG authorized the Company and the Company agreed to make all investments and carry out all activities necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas deposits for the CVG.

The Company received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining (“MIBAM”) advising that MIBAM had formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

The Company further received written notice in June 2007 from the CVG, that all of the requirements of the Ministry of the Environment and Natural Resources (“MinAmb”) for the issuance of the Authorization to Affect Natural Resources (the “Permit”) to commence construction at Las Cristinas had been fulfilled.  The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Study (the “EIS”), the posting of a Construction Compliance Guarantee Bond (the “Bond”) and payment of the Environment Tax (the “Tax”).  Both the posting of the Bond and payment of the Tax were satisfied in 2007 and Crystallex obtained receipts of acceptance.

In April 2008, a Director General in the Administrative Office of Permits at MinAmb issued a communication to the CVG which indicated that the Office of Permits at MinAmb had denied the request of the CVG for the Permit.  The Company believed that the communication from this Director General contradicted the Las Cristinas EIS approval, and the Bond and Tax requests issued by MinAmb.  This communication appeared to be in opposition to all mineral mining in the Las Cristinas region and left a number of current and historic projects standing contrary to the communication.  In addition, the Company believed that the content of the letter contradicted Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, MIBAM Resolutions and current and historic mining projects in Venezuela. Accordingly, in May 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb. The Director General subsequently denied the legal rebuttal filed by the Company and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.  On June 16, 2008, the Company filed an appeal (the “Appeal”) with the Minister of MinAmb. On June 18, 2008 the Company was instructed by MinAmb to prepare modifications to the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued. On August 4, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.  On August 20, 2008 the Vice-Minister of MinAmb issued an official letter which indicated that upon technical evaluation within the Ministry, the August 4, 2008 submission is consistent with the governmental guidelines on environment and social matters and is technically viable. According to this letter, these conclusions should be considered by the Minister in rendering her decision on the Permit. On October 24, 2008, the Company has filed a writ with MinAmb for the Minister to take the Vice-Minister’s letter into consideration as a supplement to the Company’s Appeal.

The Minister of MinAmb has, under statute, 90 business days in which to issue a decision on the Appeal which was filed on June 16, 2008. As the Minister has not rendered a decision by the October 31, 2008 deadline, the Company can, if it chooses, deem the appeal to be denied in order to pursue further actions in the Venezuelan administrative system. The Company has deliberately not yet pursued any actions in Venezuela due to the positive correspondence received from the Vice-Minister of MinAmb. However,

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

1.       Nature of operations and continuation of business (continued)

the Company periodically evaluates alternative courses of action that are available, as a matter of policy, in order preserve its rights at Las Cristinas while maintaining adequate resources to pursue other actions deemed necessary.

The continued development and ultimate commencement of commercial production at Las Cristinas are dependent upon receipt of the Permit which will allow management to proceed to put in place financing to fund construction.  In addition, the Las Cristinas project may be subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining which may withhold the receipt of required permits, as well as currency fluctuations and local inflation.  The April 2008 communication from the Director General of Permits at MinAmb and subsequent denial of the Company’s rebuttal, demonstrate the significant risks that the Las Cristinas project faces.  These risks may adversely affect the investment and may result in the impairment or loss of all or part of the Company’s investment.

These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Contract.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production.

2.       Significant accounting policies – basis of presentation

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2007 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2008 as described in Note 3.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

3.       Changes in accounting policies and future accounting pronouncements

Changes in accounting policies – Sections 1400 and 3031

The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company beginning on January 1, 2008.

Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended so as to include the criteria for determining and presenting the Company’s ability to continue as a going concern.  Handbook Section 3031, “Inventories”, establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.

There is no material impact to the Company’s consolidated financial statements on adoption of these new accounting standards.

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

3.       Changes in accounting policies and future accounting pronouncements (continued)

Future accounting pronouncements – Section 3064

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses during the Pre-Operating Period”.  As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company has not yet assessed the impact of Section 3064 on its consolidated financial statements.

4.       Discontinued operations

On October 1, 2008, the Revemin mill and related assets located in El Callao reverted to the State of Venezuela as a result of the expiry of the operating agreement relating to the mill. At the same time the Company ceased all mining operations at the Tomi and La Victoria mines which supplied ore to this mill as the Company determined that there was insufficient ore that could be mined economically.  The Company has accrued for employee severance costs and is currently negotiating the transfer, to the State of Venezuela, of the tailings dam associated with the mill and the Tomi and La Victoria mining concessions which altogether do not form part of the mill contract. Until final negotiations are settled and definitive resolutions reached, the liability for the asset retirement obligations for previous mining activities at El Callao will remain with the Company.

The results of operations at El Callao have been treated as discontinued operations as the Company has no intention of mining the concessions in this location.  The Company has estimated asset retirement obligations based on conditions as at September 30, 2008, and any gains or losses from final settlement will be recorded in the period of determination.

Assets and liabilities on the consolidated balance sheet include the following amounts for discontinued operations at El Callao.

	September 30	December 31
	2008	2007

Accounts receivable	$242	$987
Inventories	$-	$2,142
Prepaid expenses and other	$2,623	$1,376
Accounts payable and accrued liabilities	$(3,053)	$(1,015)
Current portion of asset retirement obligations	$(868)	$(567)
Long term portion of asset retirement obligations	$(1,836)	$(1,864)

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

4.       Discontinued operations (continued)

The results of operations at El Callao are detailed below and shown as discontinued operations in the consolidated statements of operations and comprehensive operations.

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Mining revenue	$3,287	$2,188	$14,421	$8,756

Expenses
Operating	7,217	3,036	21,013	13,224
Accretion of asset retirement obligations	91	51	273	152
Interest	-	-	-	415
Foreign exchange loss (gain)	1,939	776	(3,518)	3,335

	9,247	3,863	17,768	17,126

Loss before income taxes	(5,960)	(1,675)	(3,347)	(8,370)
Income tax expense	-	(90)	(159)	(233)

Net loss	$(5,960)	$(1,765)	$(3,506)	$(8,603)

The cash flows from discontinued operations are as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating activities:	$(1,962)	$(3,785)	$454	$(7,511)
Financing activities:	__-	-	-	(115)

	$(1,962)	$(3,785)	$454	$(7,626)

Asset retirement obligations of discontinued operations:
		September 30		December 31
		2008		2007

Asset retirement obligations, beginning of period		$2,431		$1,211
Accretion expense		273		211
Revisions in estimated cash flows		-		1,009

Asset retirement obligations, end of period		2,704		2,431
Less: current portion		868		567

		$1,836		$1,864

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

4.       Discontinued operations (continued)

The key assumptions on which the fair value of the asset retirement obligations (“ARO”) are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted.  The Company used a discount rate of 15%.  As at September 30, 2008, undiscounted cash outflows approximating $3,400 are estimated to occur over a five year period. This amount is currently being negotiated with the State of Venezuela as part of the transfer of the tailings dam and mining concessions at El Callao.

5.       Property, plant and equipment

	September 30, 2008
		Accumulated
		amortization	Net book
	Cost	and depletion	value

Plant and equipment	$111,033	$404	$110,629
Mineral properties	221,043	-	221,043

	$332,076	$404	$331,672

		December 31, 2007

		Accumulated
		amortization	Net book
	Cost	and depletion	value
Plant and equipment	$121,890	$9,066	$112,824
Mineral properties	212,262	7,907	204,355

	$334,152	$16,973	$317,179

Property, plant and equipment include $331,646 (2007 - $317,079) and $26 (2007 - $100) associated with Las Cristinas and Canada, respectively.

Las Cristinas
On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale.

The aggregate costs incurred by the Company to September 30, 2008 are summarized as follows:

	Cash	Non-cash	Total
Plant and equipment	$110,604	$-	$110,604
Exploration, development and related expenses	142,683	5,732	148,415
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	34,905	34,905
Stock-based compensation	-	1,552	1,552

	$278,265	$53,381	$331,646

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

6.       Notes Payable

In conjunction with a Unit offering on December 23, 2004, the Company issued $100,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 23, 2011 for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The initial carrying value of the Notes was derived from a financial offering that contained both a liability and equity component.  As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses of $3,535, is accreted up to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Interest accretion

Interest accretion of $2,566 on the Notes was expensed during the nine month period ended September 30, 2008 (2007 - $2,362) as a component of interest expense.

Fair value of debt

The fair value of the debt is approximately $50,000 (2007 - $82,000), calculated using a discounted cash flow methodology.  The methodology uses the risk-free interest rate and the Company's credit spread as inputs.  The Company's credit spread is an unobservable input as there is limited trading of the Company's debt in the market.  The Company has estimated its credit spread by taking into account several factors including general credit conditions, company specific news, the movement of the Company's stock, and the limited trading activities of the Company's debt.

7.       Share Capital

	September 30	December 31
	2008	2007
Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
294,817,719 (2007 - 261,659,072) common shares	$ 561,751	$ 503,489

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

7.       Share capital (continued)

Warrants

As at September 30, 2008 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise Price	Number of warrants (thousands)	Weighted average remaining contractual life (years)
$2.83 (CDN $3.00)	16,445¹	-
$4.25	12,250²	-

28,695

1.	These warrants expire on the later of: (i) August 11, 2009; and (ii) six months following the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.
2.	These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.

A summary of common share purchase warrants outstanding as at September 30 and changes during each of the nine month periods then ended is as follows:

Nine months ended September 30, 2008			Nine months ended September 30, 2007
	Number of warrants (thousands)	Weighted average exercise price ($)	Number of warrants (thousands)	Weighted average exercise price ($)
Balance – beginning of period	18,186	4.25	18,688	4.01
Granted	16,445	2.83	-	-
Exercised	-	-	(502)	1.76
Expired	(5,936)	4.17	-	-

Balance – end of period	28,695	3.44	18,186	4.17

Stock options

The Company has an Incentive Share Option Plan (the “Old Plan”) that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the Plan, the exercise price of each option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Stock options may vest immediately, or over periods ranging from one year to three years.  In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered. Effective June 25, 2008, the Company is not permitted to grant additional stock options under the Plan without shareholders’ approval.

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

7.       Share capital (continued)

The Company has arranged for a special meeting of shareholders to approve a New Incentive Share Option Plan (the “New Plan”) which would have similar characteristics as the Old Plan except for a fixed 15,000,000 options available for future grants. The Company will also seek shareholders’ approval for 4,619,000 granted on August 22, 2008 under the proposed New Plan with an exercise price of $1.10 and expiring from five to ten years.

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed over their respective vesting periods.  The fair value of stock options granted was determined using the following weighted average assumptions for options granted during the nine month period ended September 30, 2007. No options were granted during the nine month period ended September 30, 2008 (September 30, 2007 – 1,489,504), except for the 4,619,000 granted on August 22, 2008 which is subject to shareholders’ approval.

	Nine months ended September 30
	2008	2007
Risk free interest rate	-	4.0%
Expected life (years)	-	3.0
Expected volatility over expected life	-	108%
Expected dividend rate	-	0%

The fair value compensation recorded for options that have vested for the nine month period ended September 30, 2008 was $423 (2007 - $3,538) of which $395  (2007 - $2,120) was expensed and $28 (2007 – $1,418) was capitalized to mineral properties.

	Nine months ended September 30
	2008	2007
Weighted average fair value of options granted during the period	$-	$2.87

As at September 30, 2008 stock options were outstanding enabling the holders to acquire common shares as follows:

		Outstanding options		Exercisable options
Range of exercise price (CDN$)	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price (CDN$)	Number exercisable (thousands)	Weighted average exercise price (CDN$)

$1.00 to $1.50	273	2.25	$1.37	273	$1.37
$1.75 to $2.60	3,849	2.94	2.23	3,785	2.23
$2.65 to $3.60	3,714	4.27	3.11	3,692	3.11
$4.00 to $4.65	3,150	4.42	4.34	2,765	4.29
	10,986	3.80	$3.12	10,515	$3.07

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

7.       Share capital (continued)

A summary of the status of the Plan as at September 30 and changes during each of the nine month periods then ended is as follows:

	Nine months ended September 30, 2008		Nine months ended September 30, 2007

	Number of options (thousands)	Weighted average exercise price (CDN$)	Number of options (thousands)	Weighted average exercise price (CDN$)
Balance – beginning of period	12,527	$3.04	11,394	$2.80
Granted	-	-	1,490	4.23
Exercised	(96)	1.90	(862)	1.35
Expired or forfeited	(1,445)	2.41	(67)	3.79
Balance - end of period	10,986	$3.14	11,955	$3.07

       Financing Transactions

Fiscal 2008 Activity

On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million.

Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of CDN$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit.

The net proceeds received by the Company, after considering issuance costs of $4.6 million, was $64.1 million. The issuance costs were allocated proportionately to the amounts recorded as share capital of $57.7 million and contributed surplus of $6.4 million.

8.        Supplemental disclosures with respect to cash flows
	September 30	December 31
	2008	2007
Cash and cash equivalents consist of:
Cash	$3,002	$2,157
US Treasury Bills with interest rate of 1.15%	41,576	-
Canadian Treasury Bills with interest rate of 2.05%	-	13,908
	$44,578	$16,065
Cash paid during the nine month periods ended September 30	2008	2007
For interest	$9,375	$9,459
For income taxes	$185	$340

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

8.       Supplemental disclosures with respect to cash flows (continued)

Investment in property, plant and equipment for the nine month periods ended September 30

	2008	2007
		Restated Note 11
Net book value of property, plant and equipment January 1	$317,179	$283,407
Net book value of property, plant and equipment September 30	331,672	309,506

Net additions to property, plant and equipment during the period ended September 30	(14,493)	(26,099)
Capitalization of stock compensation	28	1,418
Future income taxes	2,902	3,400
Amortization	(51)	(63)
Net book value of equipment sold	(4,288)	-

Net additions to property, plant and equipment during the period ended September 30	(15,902)	(21,344)
Changes in working capital related to property, plant and equipment acquisitions	(1,127)	(105)

	$(17,029)	$(21,449)

Issuance of common shares for cash for the nine month periods ended September 30

	2008	2007
Cash received from:
Public offering	$64,144	$50,701
Exercise of options	182	1,205
Exercise of warrants	-	881
	$64,326	$52,787
Significant non-cash transactions for the nine month periods ended September 30	2008	2007
Issuance of common shares for:
Settlement of promissory note, 460,900 common shares	$-	$1,800
Directors’ fees, 172,489 (2007: 38,508) common shares	$254	$148

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

9.        Segmented information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expense items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and property, plant and equipment held by the Company are in Venezuela, except for long-lead time equipment required for the development of Las Cristinas, of which significant amounts are located temporarily in Houston, U.S.A., Antwerp, Belgium and Cape Town, South Africa.

	Canada	Las Cristinas Development	Discontinued Operations	Total

Three months ended September 30, 2008
Amortization	$(10)	$-	$-	$(10)
Interest and other income	$153	$-	$-	$153
Interest expense	$(3,233)	$-	$-	$(3,233)
Gain on equipment sale	$115	$-	$-	$115
Segment income (loss)	$(4,667)	$3,054	$(5,960)	$(7,573)
Segment assets	$43,457	$335,098	$2,865	$381,420
Capital expenditures	$-	$(4,298)	$-	$(4,298)

Three months ended September 30, 2007
Amortization	$(21)	$-	$-	$(21)
Interest and other income	$310	$-	$-	$310
Interest expense	$(3,141)	$-	$-	$(3,141)
Segment income (loss) - Restated	$(7,292)	$2,335	$(1,765)	$(6,722)
Segment assets - Restated	$25,058	$310,950	$5,471	$341,479
Capital expenditures	$-	$(5,613)	$-	$(5,613)

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

9.       Segmented information (continued)

	Canada	Las Cristinas Development	Discontinued Operations	Total

Nine months ended September 30, 2008
Amortization	$(51)	$-	$-	$(51)
Interest and other income	$553	$-	$-	$553
Interest expense	$(9,597)	$-	$-	$(9,597)
Gain on equipment sale	$115	$1,636	$-	$1,751
Segment income (loss)	$(17,780)	$(7,484)	$(3,506)	$(28,770)
Segment assets	$43,457	$335,098	$2,865	$381,420
Capital expenditures	$-	$(17,029)	$-	$(17,029)

Nine months ended September 30, 2007
Amortization	$(63)	$-	$-	$(63)
Interest and other income	$934	$-	$-	$934
Interest expense	$(9,466)	$-	$-	$(9,466)
Segment income (loss) - Restated	$(25,325)	$12,264	$(8,603)	$(21,664)
Segment assets - Restated	$25,058	$310,950	$5,471	$341,479
Capital expenditures	$-	$(21,449)	$-	$(21,449)

10.      Related party and other transactions

During the nine month period ended September 30, 2008, the Company paid underwriting fees of $2,779 (2007: $3,371) to a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.     Restatement of prior period due to future income taxes

In 2007, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian parent entity with respect to Las Cristinas.  The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian parent entity are unlikely to be deductible either in Venezuela or in Canada thereby creating a difference between their accounting and tax values.  The resulting future tax liability is subject to foreign exchange translation gains and losses at each reporting period when it is re-valued into US dollars.

Crystallex International Corporation
Notes to the Consolidated Financial Statements  - Unaudited
September 30, 2008
(In thousands of United States dollars except for share and per share amounts)

11.      Restatement of prior period due to future income taxes (continued)

The following table summarizes information relating to the restatement of the nine month period ended September 30, 2007 as a result of this review:

Cumulative non-deductible expenditures	$58,919
Related future income tax liability	$30,352
Capitalized to mineral properties during the period	$3,400
Unrealized foreign currency translation gains – three months ended September 30, 2007	$2,534
– nine months ended September 30, 2007	$13,366
Unrealized foreign currency translation gains
Fiscal 2005	$1,442
Fiscal 2004	1,996
Cumulative effect on opening deficit	$3,438

	As at September 30, 2007
	As previously reported	Adjustment	As restated
Property, plant and equipment	$279,154	$30,352	$309,506
Future income tax liabilities	$-	$13,548	$13,548
Opening deficit	$(287,152)	$3,438	$(283,714)
Net loss for the period	(35,031)	13,366	(21,665)

Deficit, end of period	$(322,183)	$16,804	$(305,379)

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent Company in Canada.  These costs will be amortized for accounting purposes but may not be for income tax purposes.  Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

Document 2

CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
 For the Nine Month Period Ended September 30, 2008
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s unaudited interim consolidated financial statements and the related notes covering the nine month period ended September 30, 2008.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2007.

The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts in this MD&A are in U.S. dollars unless otherwise specified.

This MD&A was prepared on November 12, 2008 and the Company’s public filings, including its 2007 Annual Information Form, are available on SEDAR at www.sedar.com

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this Management Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Overview

The Company’s principal asset is its interest in the Las Cristinas gold project located in Sifontes, Bolivar State, Venezuela. On October 1, 2008, the Revemin mill reverted to the State of Venezuela and the Company discontinued mining operations at its El Callao properties.

Highlights

Las Cristinas Permitting Events

Below is a chronology over the last year and a half of the recent significant steps that have been taken to secure the Permit:

—
In June 2007, the Corporacion Venezolana de Guayana (“CVG”) was formally notified by the Ministry of Environment and Natural Resources (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which will enable construction of the mine to begin. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments were raised in discussions with Government officials at that time; they subsequently confirmed that the Company was in good standing for the issuance of the Permit.

—
In early 2008, Mr. Rodolfo Sanz was appointed Minister of the Ministry of Basic Industries and Mining (“MIBAM”) and President of the CVG, both titles giving him direct responsibility for the Las Cristinas project. Crystallex officials have met with the Minister on an ongoing basis.

—	On April 30, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas project.
—	On May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb.
—
Crystallex argued that the position taken by the Director General, which led to the existing appeal against the Minister of MinAmb, is in conflict with the Las Cristinas EIS approval, the Construction Compliance Guarantee Bond request and Environmental Tax request already issued by MinAmb. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. In addition, the Company has said that the Ministry’s position appears to contradict normal mineral mining practices in the Imataca Forest Region and does not conform to the treatment of either current and/or historic projects. In addition, Crystallex believes that the position of this official and statements made by the Minister of MinAmb contradict Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions and MIBAM Resolutions.

—	On May 30, 2008, the Director General denied the legal rebuttal and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.
—
On June 4, 2008, the Company appeared by invitation at a public hearing of the Economic Development Committee of the Venezuelan National Assembly (the “National Assembly Committee”). At the hearing, Crystallex gave a presentation addressing plans for mining at Las Cristinas. The presentation included the Company’s plan for remediation and dealing with the environmental issues at the project and its planned social projects for the local communities such as employment and training projects. Senior representatives of MIBAM who appeared before the Committee hearings supported the position presented by Crystallex.

—

The resolution issued by the National Assembly Committee states that the Las Cristinas project has been in development for a significant period of time with the support of several different branches of the Government. The resolution further noted that there was a lack of coordination between the various Government branches, and called for a positive solution which should consider the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage at Las Cristinas.

—
On June 16, 2008, the Company filed an appeal with the Minister of MinAmb.  The Minister is obligated to issue a decision on the matter under Venezuelan law.  Notwithstanding this obligation, if the Minister has not issued a decision on the appeal within 90 business days of the filing of the appeal,  the Company can elect to take a position in order to avail itself of additional procedural avenues under Venezuelan law deeming that the appeal has been denied.  Any such election by the Company does not relieve the Minister of her obligation to issue a decision with respect to the appeal.

—
On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting during which Crystallex was informed that MinAmb was instructed by the Government of Venezuela to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued.

—
On August 4, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

—
On August 8, 2008, as part of the ongoing process regarding the issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

—
On August 20, 2008 the Vice-Minister of MinAmb issued an official letter which indicated that, upon technical evaluation by MinAmb, the August 4, 2008 submission complied with government guidelines on environmental and social matters and is technically viable. The letter noted that the foregoing conclusions should be considered by the Minister in rendering her decision on the Permit.

—	On October 24, 2008, the Company filed a writ with MinAmb as a supplement to the Company’s appeal requesting the Minister to take the Vice-Minister’s August 20, 2008 letter into consideration.

Company’s Approach to the Las Cristinas Permit

Except for the Director General’s letters of April 30 and May 30, 2008, the Company has received express and implicit confirmation of the Company’s rights and the acceptability of performance from Venezuelan authorities with whom it interacts. The Company believes that the Director General’s actions are ultra vires, and subsequent proposals to address concerns have been formally met with a favourable written response. Accordingly, it has been the judgement of the Company that it is in its best interests to fulfil its obligations entirely and to continue to pursue final permitting rights for Las Cristinas and incur the consequential expenditures resulting from this pursuit.

In particular, the Company’s pursuit of the Permit has been further supported by ongoing discussions with representatives of MIBAM and the CVG, the Vice-Minister of MinAmb’s approval of the project modifications submitted in August 2008 and continuing support for the development of Las Cristinas from the Economic Development Committee of the Venezuelan National Assembly and from the local communities, as well as confirmation of Mine Operating Contract (“MOC”) compliance from both the CVG and MIBAM.  The Company has not been notified by MIBAM or any other government entity of any changes to the control of the Las Cristinas project or to the MOC.

As noted, the Minister of MinAmb is obligated to issue a decision on the Company’s permit appeal; however, if no decision is issued within 90 business days, (or by October 30, 2008), Venezuelan law allows the Company to elect to deem the appeal as being denied in order to avail itself of additional legal avenues.  The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including the preservation of rights to pursue further legal avenues both inside and outside of Venezuela.

Liquidity and Capital Resources

—	Cash and cash equivalents at September 30, 2008 were $44.6 million.
—
Assuming expenditures at approximately the reduced rate following cost reductions in the first three quarters of 2008, the Company forecasts that it will have cash to fund its operations until the fourth quarter of 2009 (see “Liquidity and Capital Resources”).

Financial Performance
—
Loss from continuing operations was $25.3 million ($0.09 per share) including $2.9 million of unrealized foreign exchange loss for the nine months ended September 30, 2008. Loss from continuing operations was $1.6 million ($0.01 per share) including $5.8 million of unrealized foreign exchange gain for the three months ended September 30, 2008.

—	Loss from discontinued operations at El Callao was $3.5 million and $6.0 million for nine months and three months ended September 30, 2008, respectively.
—	Expenditures were $17.0 million and $4.3 million on Las Cristinas for the nine months and three months ended September 30, 2008, respectively.

Discontinued operations
At the end of September 2008, the Company ceased mining at the Tomi and La Victoria mines due to the handover of the Revemin mill to Minerven, a Venezuelan State-owned company, which was effective October 1, 2008.  Subsequent to October 1, 2008, the entire mill operating employees at Revemin and some of the mining employees accepted offers of employment with Minerven. The Company paid Minerven compensation for all severance costs relating to those employees who were assumed by Minerven and is in the process of terminating most of the remaining mining employees. The Company is also in discussions with Minerven regarding the return of the Tomi and La Victoria properties to the State and finalizing mine closure obligations.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2008			2007
	Q3	Q2	Q1	Q4
Revenue (discontinued operations)	$3,287	$5,233	$5,901	$4,809
Loss from continuing operations	$(1,613)	$(10,210)	$(13,441)	$(9,169)
(Loss) income from discontinued operations	(5,960)	215	2,239	382
Net loss	$(7,573)	$(9,995)	$(11,202)	$(8,787)
Loss per share from continuing operations – Basic and diluted	$(0.01)	$(0.03)	$(0.05)	$(0.03)
Loss per share – Basic and diluted	$(0.03)	$(0.03)	$(0.04)	$(0.03)

$,000 except per share	2007			2006
	Q3	Q2	Q1	Q4
Revenue (discontinued operations)	$2,188	$2,848	$3,720	$5,720
(Loss) income from continuing operations	$(4,957)	$(8,997)	$893	($9,160)
Loss from discontinued operations	(1,765)	(3,126)	(3,712)	(2,457)
Net loss	$(6,722)	$(12,123)	$(2,819)	($11,617)
(Loss) income per share from continuing operations – Basic and diluted	$(0.02)	$(0.03)	$0.00	$(0.03)
Loss per share – Basic and diluted	$(0.03)	$(0.05)	$(0.01)	$(0.04)

Financial Results Overview

Continuing operations

The Company recorded losses from continuing operations for the first nine months and third quarter of 2008 of $25.3 million,(($0.09) per share) and $1.6 million (($0.01) per share) respectively, compared to losses of $13.1 million (($0.06) per share) and $5.0 million (($0.02) per share) for the comparable periods in 2007. The losses in the first nine months and third quarter of 2008 are principally attributable to the aggregate of corporate general and administrative costs, interest expense, and the effects of foreign exchange on the translation of future income tax liabilities.

The increase in the loss from continuing operations for the first nine months of 2008 compared to the first nine months in 2007 is due primarily to recording a foreign currency loss of $7.4 million in 2008 compared to a foreign currency gain of $12.0 million in 2007. These amounts include an unrealized foreign currency translation loss of $3.4 million in 2008 compared to an unrealized gain of $13.4 million in 2007 as a result of translation of future income tax liabilities in the Venezuelan Branch. The increased exchange loss was offset in part by a $6.0 million reduction in general and administrative expenses (2008: $10.5 million vs 2007: $16.5 million) and a 2008 gain on sale of equipment of $1.8 million. The decrease in the net loss in Q3 2008 compared to Q3 2007 is due primarily to a reduction in general and administrative expenses, and an increase in unrealized foreign exchange gain relating to the translation future income tax liabilities.

Cash flow used in operating activities was a deficit of $25.6 million for the nine months of 2008 compared to a deficit of $24.1 million for the comparable period in 2007.  The cash flow deficit incurred in the first nine months of 2008 was largely attributable to $10.5 million of corporate general and administrative expenses and cash interest payments of $9.4 million.  Cash flow from operations for Q3 2008 was a deficit of $10.3 million and similarly, principally reflects cash payments for interest and general and administrative expenses.

The Company’s cash position at September 30, 2008 decreased to $44.6 million from $61.5 million at June 30, 2008. Capital expenditures for Las Cristinas were $17.0 million for the first nine months of 2008 compared to $21.4 million for the comparable period in 2007 reflecting reduced expenditures as the Company awaits the decision on the Permit.

Discontinued operations – El Callao

The Corporation’s El Callao operations in Bolivar State, Venezuela included the following:

•	Tomi operations – mined ore from a number of open-pit mines and one underground mine, which was delivered to the Revemin mill for processing.
•	La Victoria operations – mined ore from the La Victoria open-pit mine, which was delivered to the Revemin mill for processing.
•	Revemin mill – processed ore from the Tomi and La Victoria operations.

At the end of September 2008, the Company ceased mining operations at El Callao due to the handover of the Revemin mill to the State of Venezuela on October 1, 2008. Subsequent to the handover of the mill to Minerven, a State mining company, the entire mill operating employees at Revemin and some of the mining employees accepted employment with Minerven. The Company paid Minerven compensation for all severance costs relating to those employees who were assumed by Minerven and is in the process of terminating most of the remaining employees.  The Company is also in discussions with Minerven regarding the return of the Tomi and La Victoria properties to the State and finalizing mine closure obligations.

El Callao Operating Statistics
	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Mining revenues	$3,287	$2,188	$14,421	$8,756
Expenses	(9,247)	(3,953)	(17,927)	(17,359)
Loss from operations	$(5,960)	$(1,765)	$(3,506)	$(8,603)

Gold production (ounces)
Tomi Open Pits	2,333	1,712	6,530	6,422
Tomi Underground	11	2,812	3,856	10,445
La Victoria	1,188	1,881	6,488	5,836
Purchased Material	246	283	1,011	2,083
Total gold production (ounces)	3,778	6,688	17,885	24,786
Gold sold (ounces)	4,792	6,430	19,677	23,611
Average realized gold price	$686	$340	$733	$371
Average spot gold price	$870	$668	$897	$666

Mining revenue was $14.4 million and $3.3 million for the first nine months and third quarter of 2008 respectively, compared to $8.8 million and $2.2 million for the corresponding periods in 2007. Gold sales were 19,677 ounces and 4,792 ounces for the first nine months and third quarter of 2008 respectively, compared to 23,611 ounces and 6,430 ounces for the corresponding periods in 2007.

Although the Company sold fewer ounces of gold in the first nine months of 2008, as compared to 2007, revenue was significantly higher in 2008 due to higher spot gold prices and receiving Bs from gold sales at a rate materially higher than the official rate (for the first nine months of 2007 gold sales to the Central Bank of Venezuela were paid in Bs at the official rate).  The realized price more than offset the reduction in ounces sold and higher operating costs.

The lower production and increased expenses in 2008 were due to declining ore grades, lower recovery and/or depletion of reserves at the Tomi and La Victoria mines.

Income Statement – Continuing Operations

Corporate General and Administrative Expenses

Corporate general and administrative expenses were $10.5 million and $3.3 million for the first nine months and third quarter of 2008 respectively, compared to $16.5 million and $4.4 million for the corresponding periods in 2007. Higher expenditures in 2007 reflect increased legal and advisory costs as the Company came close to obtaining the Permit and then experienced delays from MinAmb which resulted in additional legal expenses. General and administrative expenses include stock-based compensation charges of $0.4 million for the first nine months of 2008 compared to $2.1 million in 2007; the reduction was attributable to no stock option grants in 2008 (the first nine months of 2007 includes option grants to three new members of senior management), and no further option grants being allowed as at the date of the Annual General Meeting held on June 25, 2008. The Company has planned a Special Meeting of Shareholders on November 18, 2008 to request approval of a new stock option plan in order to overcome the limitation of the Company to grant further options under the previous stock option plan.

Interest Expense

Interest on debt was $9.6 million and $3.2 million for the first nine months and third quarter of 2008 respectively, compared to $9.5 million and $3.1 million for the corresponding periods in 2007. The nine month figures include cash interest payments of $9.4 million on the $100 million notes which bear interest at 9.375% per annum, payable semi-annually in January and July and amounts for interest accretion as the notes contain debt and equity components.

Foreign Exchange Loss/Gain

In addition to the unrealized foreign exchange gains and losses on translation of future income tax liabilities described earlier, the foreign exchange results include an unrealized gain of $0.5 million and a loss of $0.7 million for the first nine months and third quarter of 2008 respectively, compared to unrealized losses of $3.5 million and $1.2 million for the corresponding periods in 2007.

These amounts were derived from the translation into U.S. dollars at the end of each respective period of certain Venezuelan denominated assets and liabilities.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at planned full capacity of 20,000 tonnes per day.

Once the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives to supplement these funds including public market debt, limited recourse project debt and equity.

The Company is taking all prudent steps to protect its shareholder and stakeholder rights and value, including the continued compliance with the obligations under the MOC, as well as the preservation of rights to pursue further legal avenues both inside and outside of Venezuela.  The Company is in the process of obtaining legal advice and considering the options available to it, in light of the ongoing lack of a decision from the Minister of MinAmb in respect of the Company’s administrative proceeding concerning the Permit.  To date, the Company has complied with the MOC.  Maintaining compliance with the MOC requires completing projects and maintaining security thus obligating the Company to a minimum level of activities and expenditures related to the Las Cristinas project.

In parallel, the Company is reducing costs significantly. Since the beginning of the year, the Company has reduced the number of its personnel in Canada and the United States by 45%.  Personnel have also been reduced in the Company’s Caracas office, and at the El Callao and Las Cristinas operations.  The Company has also reduced the use of consultants, eliminated most EPCM activities, is closing down operations at El Callao and has reduced by 50% the monthly security costs at Las Cristinas.  The Company closed its Houston office on September 30, 2008.

Cash and Cash Equivalents

On September 30, 2008, the Company had cash and cash equivalents of $44.6 million compared to $16.1 million at December 31, 2007.

The change in the cash balance during the nine months ended September 30, 2008 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2007	$ 16.1

Cash used in operating activities	(25.6)
Capital expenditures – Las Cristinas	(17.0)
Net use of cash and cash equivalents	(42.6)

Proceeds from sale of equipment	6.0
Cash from issuance of common shares	64.3
Cash and cash equivalents from discontinued operations	0.5
Effect of exchange rate fluctuations on cash
and cash equivalents	0.3
Cash and cash equivalents, September 30, 2008	$ 44.6

At September 30, 2008, the Company’s debt consisted of face value $100 million, 9.375% senior unsecured notes (the “Notes”) due December 2011. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.

Cash Flow used in Operating Activities

Cash flow from continuing operations was a deficit of $25.6 million and $10.3 million for the first nine months and third quarter of 2008 respectively, compared to a deficit of $24.1 million and $4.5 million for the corresponding periods in 2007. The cash flow deficits are principally attributable to interest payments on the Company’s $100 million of 9.375% Notes, corporate general and administrative expenses, and changes in working capital.

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $17.0 million and $4.3 million for the first nine months and third quarter of 2008 respectively, compared to $21.4 million and $5.6 million for the corresponding periods in 2007.

Capital spending at Las Cristinas has declined since peaking in 2005.  Spending was reduced in 2008 due to the protracted delay in the issuance of the Permit. The majority of the expenditures in the first nine months of 2008 represent ongoing costs for administering, securing and maintaining the Las Cristinas camp and for off-site equipment storage.  In addition, the Company has continued to build a medical facility and sewage treatment plant as part of its obligations under the MOC.  Excluding the cost of medical equipment for the clinic, which has not been ordered at this time, the estimated cost to complete both projects would be approximately $1.9 million. The Company is in the process of obtaining legal advice and considering the options available to it, in light of the ongoing lack of a decision from the Minister of MinAmb in respect of the Company’s administrative proceeding concerning the Permit and is reviewing these commitments accordingly.

Equipment with an original cost of approximately $63 million is located principally in Houston (USA), Antwerp (Belgium) and Cape Town (South Africa). The equipment is regularly inspected and maintained while in storage. In April 2008 the Company sold equipment for $6.0 million cash to two unrelated purchasers and recorded a gain of $1.6 million on the sales prior to the Company becoming aware of the issue of the denial of the permit. The value of this equipment is not included in the $63 million total. The Company does not currently have plans for additional equipment sales, nor does the Company have any outstanding purchase orders for additional equipment.  All of the equipment worldwide is insured under a marine insurance policy.

Financing Activities

On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters.

Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of CDN$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) nine months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit.

The net proceeds received by the Company, after considering issuance costs of $4.6 million, was $64.1 million.

Discontinued operations

On October 1, 2008, the Revemin mill reverted to the State of Venezuela and the Company ceased all mining activities in El Callao. As such, cash flows for this discontinued operation have been separately presented for 2008 and comparative 2007. Cash flows from/(used in) operating activities for the nine months ended September 30, 2008 were $0.5 million (2007: $(7,626) million) and  $(2.0) million (2007: $(3.8) million) for the three months ended September 30, 2008.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments on an undiscounted basis, as at September 30, 2008, are tabled below:

Millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Long term debt repayment	$ -	$ -	$100.0	$ -	$100.0
Asset retirement obligations	1.0	2.4	-	-	3.4
Social commitments	1.9	-	-	-	1.9
Total contractual obligations	$2.0	$2.4	$100.0	$ -	$105.3

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  Based on a revised estimate from a technical report which was completed in November 2007, a further $254 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit.

The Company has excluded its normal course purchase arrangements due to their discretionary nature and/or short notice period for termination of contracts.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

The Company paid underwriting fees of $2.8 million (2007: $3.3 million) to Macquarie Capital (Canada) Ltd. which retains the Chairman of the Company as an employee, in relation with the February 11, 2008 public offering.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Restatement of 2007 Quarters

In the process of preparing the annual 2007 consolidated financial statements, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian operations with respect to Las Cristinas. The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian operations, may not be deductible in Venezuela thereby creating a difference between their accounting and tax values in Venezuela. For Canadian GAAP purposes, the amounts determined to be potentially non-deductible as at September 30, 2007 totalled $58.9 million of which $52.3 million related to 2006 and prior years. The Company recorded future tax liabilities of $13.5 million as at September 30, 2007 and $23.5 million as at December 31, 2006. Due to the decline in the parallel rate of the Venezuelan Bolivars to the USD from December 31, 2006 to September 30, 2007, there is a resultant unrealized foreign exchange gain on the opening future income tax liabilities upon revaluation into US dollars.

The 2007 results were significantly impacted due to the change in Bs rate to the USD from 2,150 at December 31, 2006 to 3,650, 4,100, 5,010 and 5,500 at the end of Q1, Q2, Q3, and Q4 2007, respectively. Accordingly, unrealized foreign currency translation gains of $9.3 million, $1.6 million, $2.5 million and $1.0 million were recorded at the end of Q1, Q2, Q3 and Q4 2007, respectively.

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent entity in Canada. These costs will be amortized for accounting purposes but may not be for income tax purposes. Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

Critical Accounting Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Significant estimates used include those relating to the timing and receipt of the Las Cristinas Permit to construct, gold prices, recoverable proven and probable reserves, available resources, available operating capital, fair value of stock options and warrants, income taxes and required asset retirement obligations.  These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations.

Adoption of New Accounting Policies

Changes in accounting policies – Sections 1400 and 3031

The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company beginning on January 1, 2008.

Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended so as to include the criteria for determining and presenting the Company’s ability to continue as a going concern. Handbook Section 3031, “Inventories”, establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.

There is no material impact to the Company’s consolidated financial statements on adoption of these new accounting standards.

Future accounting pronouncements – Section 3064

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses during the Pre-Operating Period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company has not yet assessed the impact of Section 3064 on its consolidated financial statements.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.  The estimated fair value of debt is $50,000,000 as at September 30, 2008 ( December 31, 2007: $82,000,000) and is determined by discounting the contractual cash flows using the risk-free interest rate and the Company's credit spread as inputs.  The Company's credit spread is an unobservable input as there is limited trading of the Company's debt in the market.  The Company has estimated its credit spread by taking into account several factors including general credit conditions, company specific news, the movement of the Company's stock, and the limited trading activities of the Company's debt.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at November 12, 2008 are tabled below:

Common Shares Issued	294,817,719
Common Share Options	10,535,522
Warrants	28,695,000
Fully Diluted Common Shares	334,048,241

Controls and Procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, with the exception of those weaknesses identified in the December 31, 2007 annual MD&A, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. Management of the Company is in the process of addressing the areas of weakness identified as at December 31, 2007.

Risk Factors
The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s primary project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing.  There can be no assurance that the Company will be successful in its appeal to the Minister of MinAmb or as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 Bs/USD, has since been adjusted twice upwards and presently stands fixed at 2.15 Bs/USD. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mine Operating Contract” in the AIF.  The Mine Operating Contract is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company.  Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operating Contract.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operating Contract.  Failure to do so could result in the CVG having the right to terminate the Mine Operating Contract.  In addition, the CVG is party to an agreement dated May 16, 2002 with MIBAM.  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mine Operating Contract. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company’s rights under the MOC. To date, the no assertions of contractual breaches by the Company have been received.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mine Operating Contract, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Company has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operating Contract to negotiate the exploitation of the copper with the Company; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the Mine Operating Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under

Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  Any changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly.  In order for amendments to the mining law to be enacted into law, they must be accepted in the Venezuelan National Assembly and undergo a review by the Permanent Commission of Energy and Mines.  The detailed provisions of the Draft Mining Bill are then debated in the National Assembly, and finally the Draft Mining Bill must be approved by the President of Venezuela. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2007 AIF, available electronically at www.sedar.com and www.sec.gov.

Unauthorized Miners

The Company’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter was issued in May 1997.

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly,

Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005.

There is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards,, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mine Operating Contract, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract.  In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing. In establishing its funding requirements, the Company has assumed that costs incurred during the construction phase of Las Cristinas will receive an exoneration from the 9% Value Added Tax (“VAT”). Venezuelan Law allows for but does not guarantee the granting of exoneration of VAT on goods and services, including expenses in Venezuela, related to the construction and development of mining projects.  Crystallex will apply for an exoneration of VAT during the construction phase of Las Cristinas.  If the Company does not receive the construction period VAT exoneration, sufficient additional funds would need to be raised to cover the development phase. The construction period VAT can then be recovered by the Company during the production phase of the Las Cristinas project.

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. Although the Company has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles, there can be no assurances that potential lenders will conclude that the project is in compliance with the Equator Principles.  In this case, some institutions may decide not to lend to the project, or the financing timeline may be extended while the Company addresses the concerns of the banks.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only.  As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.  If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.  There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense.  The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities.  There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on One Mining Property

Future results for the Company depend largely on the Las Cristinas project, which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Production Risks

The Company prepares estimates of future production for Las Cristinas.  Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company’s future profitability, cash flows and financial position.  There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production.  These factors also apply to the Company’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas project is the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements.  Crystallex believes that the allowances made are consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall regions in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2007, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$841 per ounce. To date in 2008 the price of gold has reached a high of U.S.$1,011 per ounce and has averaged $897 per ounce during the first nine months of 2008.

The Company’s revenues, cash flow, profitability and the market price of the common shares of the Company are significantly affected by changes in the gold price.  If the gold price is below the cost of production at any of the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation.  In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Company’s profitability, cash flows and financial position.  Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Company’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses is in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position.

Credit and Market Risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  Since late 2005, the Company has experienced the loss of a number of senior management employees due to delays in receiving the Las Cristinas Permit.  The loss of one or more key employees could have a materially adverse effect on the Company.  The MinAmb letter denying the Las Cristinas Permit may make it more difficult for the Company to retain key employees. The Company does not have a senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting.  The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2007.  Management’s evaluation of, and report on, the Company’s internal controls over financial reporting is set out in the 2007 Annual Management Discussion and Analysis under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as at December 31, 2007 and the Company has described the plans to remediate the material weaknesses described therein.

There can be no assurance that the Company will be able to adequately remediate its currently known weaknesses or that the Company’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company’s common shares to decline and could lead to shareholder litigation.  In addition, the discovery of additional material weaknesses will likely result in the Company having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management is in the process of remediating the material weaknesses discovered in fiscal 2007. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

—	the Company’s operating performance and the performance of competitors and other similar companies;
—	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
—	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
—	changes in general economic conditions;
—	the arrival or departure of key personnel;
—	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
—	gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Potential Dilution

As at November 12, 2008, the Company has outstanding options to purchase 10,535,522 common shares of the Company and warrants to purchase 28,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional options and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Operating Losses are Expected to Continue in the Near Future

The Company expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operating at full capacity.   The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas project, the Company intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Document 3

Form 52-109F2 - Certification of Interim Filings

I, Robert A. Fung, Chief Executive Officer of Crystallex International Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending September 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2008

“Robert A. Fung”

__________________________________
Robert A. Fung
Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending September 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2008

“Hemdat Sawh”

__________________________________
Hemdat Sawh
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	November 14, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer